SCHEDULE 14A INFORMATION PROXY STATEMENT
PURSUANT TO SECTION 14(A) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by Registrant [  ]

Filed by a Party other than the Registrant [X]


Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[  ] Definitive Proxy Statement

[  ] Definitive Additional Materials

[  ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or
Sec. 240.14a-12

WARWICK VALLEY TELEPHONE
COMPANY, INC.
-----------------------------------------------------------
(Name of Registrant as Specified in its Charter)


Lawrence J. Goldstein, Santa Monica Partners L.P.,
and SMP Asset Management, LLC,
-----------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.



[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
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PRELIMINARY PROXY STATEMENT

PROXY STATEMENT OF LAWRENCE J. GOLDSTEIN,
SANTA MONICA PARTNERS, L.P. SMP ASSET
MANAGEMENT, LLC, TO STOCKHOLDERS OF
WARWICK VALLEY TELEPHONE COMPANY, INC. IN
OPPOSITION TO THE SOLICITATION BY THE BOARD
OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS (Scheduled to be held on April 28, 2006)

APRIL 13, 2006

This proxy statement and the enclosed GREEN proxy card are being furnished to you as a holder of common stock of record of Warwick Valley Telephone Company, Inc. (the ?Company?) as of March 13, 2006 (the ?Record Date?).
Santa Monica Partners, L.P., its general partner SMP
Asset Management, LLC, and the president of its general partner, Lawrence J. Goldstein (collectively ?Santa
Monica?) are soliciting your proxy to vote your shares at the Annual Meeting of Shareholders of the Company scheduled for April 28, 2006 at The Harness Racing
Museum and Hall of Fame, 240 Main Street, Goshen, New
York 10924 (the ?Meeting?). At the Meeting, Santa Monica will nominate two (2) candidates for election to the Company?s board of directors for terms which will expire in 2007. This proxy statement solicits your vote for Santa Monica?s nominees, in favor of Santa Monica?s non-binding proposal to have the Company substantially increase its quarterly dividends and against the election of the three company nominees for the class of 2009. At the meeting shareholders will also consider the company?s proposal to select the independent accounts. Please refer to the Company?s proxy soliciting material for additional information concerning the Meeting and the matters to be considered by shareholders. This proxy statement and the enclosed GREEN proxy card are first being sent to common stockholders of the Company by mail on or about
April 12, 2006.

WARWICK?S MANAGEMENT NOTIFIED SANTA MONICA
THAT IT WOULD REFUSE TO ALLOW SANTA MONICA
TO NOMINATE SANTA MONICA?S CANDIDATES AND
REFUSE TO COUNT VOTES CAST FOR SANTA
MONICA?S NOMINEES ON THE GROUNDS THAT
SANTA MONICA DID NOT NOTIFY THEM OF SANTA
MONICA?S NOMINATIONS BY NOVEMBER 2005. This, of course, would have been impossible to do, since Warwick first announced that it would hold elections for two seats for the Class of 2007 on March 24, 2006. SANTA MONICA
FILED A LAWSUIT ON APRIL 7, 2006 AGAINST
WARWICK AND ITS OFFICERS WISNER BUCKBEE
AND ZIGMUND NOWICKI, TO COMPEL THEM TO
RECOGNIZE SANTA MONICA?S NOMINEES AND
COUNT SANTA MONICA?S VOTES FOR THESE
NOMINEES.  IF SANTA MONICA LOSES ITS LAWSUIT,
YOUR GREEN PROXY CARD VOTES FOR DIRECTORS
WILL NOT BE COUNTED.  IF THAT HAPPENS AND YOU
STILL WISH TO VOTE FOR DIRECTORS, YOU WILL
NEED TO VOTE ON MANAGEMENT?S PROXY CARD OR
ATTEND THE MEETING.  A HEARING ON SANTA
MONICA?S LAWSUIT IS SCHEDULED FOR APRIL 24,
2006.  HOWEVER, NO ASSURANCE CAN BE GIVEN
THAT THE LITIGIATION WILL BE RESOLVED BY THE
MEETING DATE.

How Proxies Will Be Voted



If you wish to vote FOR the election of Santa Monica?s nominees and FOR its dividend proposal, you may do so by completing and returning a GREEN proxy card. If you return a GREEN proxy card, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of Santa Monica?s nominees, FOR Santa Monica?s proposal and AGAINST the election of the company?s three nominees for the Class of 2009. Santa Monica believes that if the Company adopts its proposal to significantly increase the quarterly dividend paid to shareholders the results for shareholders will be solely positive. Larger dividends will transfer more money to for shareholders and leave less money in the hands of management which has mismanaged our company. The company?s three nominees for the class of 2009 are part of a board which is unresponsive and antagonistic to shareholders, as evidenced by its absurd opposition to shareholders? right to vote for Santa Monica?s nominees for the class of 2007. Two of the three nominees, Mr. DeValentino and Mr. Morrow have served on the board of directors during a period of mismanagement and declining profits from operations. If you return a GREEN proxy card, you will be granting the proxy holder(s) discretionary authority to vote on any other matters that may come before the Meeting including matters relating to the conduct of the Meeting.

Voting Requirements

A quorum will exist for the election of Directors by the holders of record if a majority of the common shareholders are present at the Annual Meeting in person or by proxy.
The nominees receiving the greatest number of votes cast by the common stockholders and the preferred stockholders voting as a group will be elected directors.
Abstentions and broker non-votes are not treated as votes cast and thus will have no impact on either proposal.

Revocation of Proxies

You may revoke any proxy prior to its exercise by (i) delivering a written revocation of your proxy at the Meeting;
(ii) executing and delivering a later dated proxy; or (iii) voting in person at the Meeting. Attendance at the Meeting will not in and of itself revoke a proxy. There is no limit on the number of times you may revoke your proxy prior to the Meeting. Only your latest dated proxy will be counted.

If you have already voted on the white proxy card sent to you by management, you can change your vote by returning the green proxy card.

YOUR LAST DATED PROXY IS THE ONLY ONE THAT
COUNTS, SO RETURN THE GREEN PROXY CARD
EVEN IF YOU HAVE ALREADY DELIVERED A PRIOR
PROXY. WE URGE YOU NOT TO RETURN ANY PROXY
CARD SENT TO YOU BY THE COMPANY.

Information Concerning Santa Monica And Its
Nominees



Lawrence J. Goldstein is an investment manager and president and sole owner of SMP Asset Management, LLC, a Delaware Limited Liability Company which is the general partner of Santa Monica Partners, L.P. As of March 13,
2006, Santa Monica beneficially owned 130,889 shares of the Company. Of that total, Santa Monica Partners, L.P., a
New York limited partnership, owns 114,689 shares.  Mr.
Goldstein has the power to vote and/or dispose of all such shares. Other clients of Lawrence J. Goldstein own 16,200 shares over which Mr. Goldstein has discretionary authority to dispose of all such shares and to vote 6,000 of such shares. Santa Monica?s nominees, M. Lynn Pike and Peter
Saulnier, own 2,837 shares and 200 shares, respectively.
Mr. Pike?s wife owns 102 shares, over which Mr. Pike disclaims beneficial ownership.

No participant is, or was within the past year, a party to any contract, arrangement or understandings with any person with respect to any securities of the registrant, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies. No participant or any associates of the participants have any arrangement or understanding with any person with respect to any future employment by the registrant or its affiliates; or with respect to any future transactions to which the registrant or any of its affiliates will or may be a party.

In the last two years, Santa Monica has purchased and sold securities of Warwick. A summary of the purchases and sales appears below


Trade Date		Shares			Purchase/Sale

6/28/2005		2,000.00		Purchase
8/11/2005		-1,000.00		Sale
8/11/2005		-1,000.00		Sale
1/13/2006		1,000.00		Purchase
6/28/2005		6,000.00		Purchase
9/9/2005		6,108.00		Purchase
1/13/2006		2,000.00		Purchase
6/28/2005		5,000.00		Purchase



PROPOSAL 1: ELECTION OF DIRECTORS

At the Meeting, Santa Monica intends to nominate the two individuals described below for election as directors to terms expiring in 2007. Each nominee has consented to being named in this proxy statement and to serve as a director if elected. Santa Monica does not know of any material conflicts of interest that would prevent any of its nominees from acting in the best interest of the Company. Please refer to the Company?s proxy soliciting material for additional information concerning the election of directors.

1. M. Lynn Pike (Age 58) BTC Broadband, 7956 S.90th E.
Av. Tulsa, Ok 74133
Mr. Pike has had a long and distinguished career in the telecom industry in executive managerial potions. He is currently President/Chief Executive Officer of BTC
Broadband 9BTC, formerly Bixby Telephone Company. Mr.
Pike joined BTC in December 2004 as General
Manager/COO. BTC serves Bixby, OK, the fastest growing community in Oklahoma, providing state-of -the-art voice and data services. Immediately prior thereto, Mr. Pike was the President/CEO and a member of Warwick Valley
Telephone Company?s Board of Director from 2000 B 2004.



With more than 35 years experience in various disciplines within the telecom industry, Mr. Pike previously has held the position of Vice President/COO for Geneseo
Communications (Geneseo, IL) and was Managing Director for United Telecom Investments in Budaors, Hungary, where he managed the design and construction of a new digital and fiber network to serve 50,000 new customers in 70 communities in Hungary. Mr. Pike has a BSBA from the University of Redlands, Redlands, CA. Mr. Pike owns
2,837 shares of Warwick Valley Telephone Company common stock. His wife owns 102 shares with regard to which Mr. Pike disclaims having beneficial ownership or dispositive power.

2. Peter Saulnier (Age 45) 555 Spring Valley Road
Morristown, NJ 07960.
Mr. Saulnier was Senior Vice President and Chief Financial
Officer of Country Road Communications, LLC (?Country
Road?) from 2000 to 2005. Since its formation in 2000, Country Road acquired and managed five ILECs
(Independent Local Exchange Carriers) in Maine,
California, Massachusetts and West Virginia and started a CLEC (Competitive Local Exchange Carrier) and wholesale telecommunications business in Maine. Prior to joining
Country Road, Mr. Saulnier was the founder and Managing
Director of Harding Capital, LLC a financial advisory firm focused on emerging and middle market companies in technology, telecommunications, manufacturing and consumer products. From 1983 to 1999 Mr. Saulnier held positions in investment banking and mergers and acquisitions at several firms including Smith Barney, Bear
Stearns and SG Cowen.  Mr. Saulnier has BA degree in
Political Economy form Williams College and an MBA from
Tuck School of Business at Dartmouth where he was elected an Edward Tuck Scholar. Mr. Saulnier owns 200 shares of Warwick Valley Telephone Company.



THE SOLICITATION



For the past 24 years Lawrence J. Goldstein has been the President and founder of SMP Asset Management, LLC, the General Partner of Santa Monica Partners, LP, and President of Santa Monica Partners Asset Management
LLC, Santa Monica Partners Opportunity Fund LP, and
Santa Monica Partners II LP.  These Investment
Partnerships have a long-term value focus and are headed by professionals experienced in researching, analyzing and investing in opportunities in market segments generally overlooked or ignored by otherwise intelligent investors.
Mr. Goldstein was a First Vice President of Drexel
Burnham Lambert and a general partner of its predecessor partnership, Burnham and Company, from 1959 to 1982.
He held a variety of positions, including securities analyst, director Investment Research Department, and founder and portfolio manager of the Burnham Fund mutual fund.
Mr. Goldstein has a BS in Banking and Finance from New
York University and an MBA from the University of Michigan. Mr. Goldstein is a director of Advanced
Processing & Imaging and has had considerable Board experience having served as a Director of many small public companies including American Locker Group, Inc.,
FRMO Corp, Initio Inc., SBM Industries, and Starstruck Ltd.
 Mr. Goldstein may be deemed to be, the beneficial owner of 130,889 shares or approximately 2.4% of Warwick
Valley Telephone Company.

Persons affiliated with or employed by Santa Monica or its affiliates may assist Santa Monica in the solicitation of proxies. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of common shares for whom they hold shares of record. Santa Monica will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, Santa Monica will bear all of the expenses related to this proxy solicitation. Because Santa Monica believes that all shareholders will benefit from this solicitation, Santa Monica intends to seek reimbursement of its expenses from the Company. Shareholders will not be asked to vote on the reimbursement of Santa Monica?s solicitation expenses which have already totaled approximately
$25,000, and Santa Monica estimates will total $75,000, including the cost of litigation to enforce Santa Monica?s right to nominate candidates for the Board of Director?s
Class of 2007 and have shares voted for these candidates counted. There is no arrangement or understanding involving Santa Monica or any of its affiliates relating to future employment by or any future transaction with the Company or any of its affiliates.

Shareholders are advised to read this proxy statement carefully because it contains important information.
Investors can get my proxy statement, when available and other relevant documents, for free at the Securities and Exchange Commission?s site (http://www.sec.gov). In order to ensure that each and every shareholder is given an equal opportunity to review Santa Monica?s materials, Santa Monica would be glad to mail additional hard copy documents to anyone without internet access. Mr.
Goldstein can be reached directly at (914) 833-0875.

If you have already voted on the white proxy card sent to you by management, you can change your vote by returning the green proxy card.

YOUR LAST DATED PROXY IS THE ONLY ONE THAT
COUNTS, SO RETURN THE GREEN PROXY CARD
EVEN IF YOU HAVE ALREADY DELIVERED A PRIOR
PROXY. WE URGE YOU NOT TO RETURN ANY PROXY
CARD SENT TO YOU BY THE COMPANY.


DATED: April 13, 2006


WARWICK VALLEY TELEPHONE COMPANY
47 MAIN STREET, WARWICK, NY 10990

THIS PROXY IS SOLICITED BY LAWRENCE J.
GOLDSTEIN, SANTA MONICA PARTNERS, L.P.,
AND SMP ASSET MANAGEMENT LLC, IN
OPPOSITION TO THE SOLICITATION BY THE
BOARD OF DIRECTORS

The undersigned hereby appoints LAWRENCE J.
GOLDSTEIN proxy for the undersigned, with full power and substitution, to vote all of the Common Shares, par value
$0.01, of WARWICK VALLEY TELEPHONE COMPANY owned by the undersigned at the Annual Meeting of Shareholders of Warwick Valley Telephone Company to be held at The Harness Racing Museum and Hall of Fame,
240 Main Street, Goshen, New York 10924 on April 28,
2006 at 2:00 p.m., local time, and at any adjournments thereof. THIS PROXY, WHEN PROPERLY EXECUTED
AND DELIVERED, WILL BE VOTED IN THE MANNER
DIRECTED HEREIN BY THE UNDERSIGNED.  THIS
PROXY REVOKES ANY PRIOR PROXY GIVEN BY THE
UNDERSIGNED.  UNLESS AUTHORITY TO VOTE FOR
ONE OR MORE OF THE NOMINEES IS SPECIFICALLY
WITHHELD ACCORDING TO THE INSTRUCTIONS, THIS
PROXY WILL BE VOTED ?FOR? THE ELECTION OF M.
LYNN PIKE AND PETER SAULNIER FOR DIRECTORS
?FOR? THE NON-BINDING SHAREHOLDER PROPOSAL
TO INCREASE DIVIDENDS AND ?AGAINST? THE
ELECTION OF KELLY C. BLOSS, JOSEPH J. MORROW,
AND ROBERT J. DEVALENTINO. IF NO DIRECTION IS
GIVEN WITH REGARD TO A PARTICULAR PROPOSAL,
THIS PROXY WILL BE VOTED ?FOR? ANY SUCH
PROPOSAL.

(Continued and to be signed on the reverse side)



















PRELIMINARY PROXY

ANNUAL MEETING OF SHAREHOLDERS OF
	WARWICK VALLEY TELEPHONE COMPANY
			April 28, 2006

Please date, sign and mail your proxy card in the envelope provided as soon as possible

 Please detach along perforated line and mail in the envelope provided.

WARWICK?S MANAGEMENT NOTIFIED SANTA MONICA THAT IT WOULD
REFUSE TO ALLOW SANTA MONICA TO NOMINATE SANTA MONICA?S
CANDIDATES AND REFUSE TO COUNT VOTES CAST FOR SANTA
MONICA?S NOMINEES ON THE GROUNDS THAT SANTA MONICA DID NOT
NOTIFY THEM OF SANTA MONICA?S NOMINATIONS BY NOVEMBER 2005.
This, of course, would have been impossible to do, since Warwick first announced that it would hold elections for two seats for the Class of 2007 on
March 24, 2006.  SANTA MONICA FILED A LAWSUIT ON APRIL 7, 2006
AGAINST WARWICK AND ITS OFFICERS WISNER BUCKBEE AND ZIGMUND
NOWICKI, TO COMPEL THEM TO RECOGNIZE SANTA MONICA?S NOMINEES
AND COUNT SANTA MONICA?S VOTES FOR THESE NOMINEES.  IF SANTA
MONICA LOSES ITS LAWSUIT, YOUR GREEN PROXY CARD VOTES FOR
DIRECTORS WILL NOT BE COUNTED.  IF THAT HAPPENS AND YOU STILL
WISH TO VOTE FOR DIRECTORS, YOU WILL NEED TO VOTE ON
MANAGEMENT?S PROXY CARD OR ATTEND THE MEETING.  A HEARING ON
SANTA MONICA?S LAWSUIT IS SCHEDULED FOR APRIL 24, 2006.
HOWEVER, NO ASSURANCE CAN BE GIVEN THAT THE LITIGIATION WILL
BE RESOLVED BY THE MEETING DATE.

LAWRENCE J. GOLDSTEIN, SANTA MONICA PARTNERS, L.P., AND SMP ASSET MANAGEMENT, LLC RECOMMEND A VOTE ?FOR? THE ELECTIONS
OF M. LYNN PIKE AND PETER SAULNIER FOR DIRECTOR ?FOR? THE SHAREHOLDER PROPOSAL TO SIGNIFICANTLY INCREASE THE
QUARTERLY DIVIDEND TO SHAREHOLDERS AND ?AGAINST? THE
ELECTION OF KELLY C. BLOSS, JOSEPH J. MORROW, AND ROBERT J. DEVALENTINO PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MAKE YOUR VOTE IN BLUE OR BLACK
INK AS SHOWN HERE.  [X]
                                            FOR	ABSTAIN	AGAINST

1.	PROPOSAL TO FIX THE NUMBER OF DIRECTORS
       AT NINE UNTIL THE NEXT ANNUAL MEETING OF
       SHAREHOLDERS

There is no assurance that the remaining directors will agree to serve with our nominees.

2.	TO ELECT M. LYNN PIKE AND PETER SAULNIER
       TO SERVE AS DIRECTORS:
	        o    M. Lynn Pike		Until 2007
	        o    Peter Saulnier		Until 2007
		o    Kelly C. Bloss		Until 2009
	        o    Joseph J. Morrow		Until 2009
	        o    Robert J. DeValentino 	Until 2009

FOR ALL NOMINEES

WITHHOLD AUTHORITY
FOR ALL NOMINEES

FOR ALL EXCEPT
(See instructions below)

INSTRUCTION:     To withhold authority to vote for any individual
nominee(s), mark ?FOR ALL EXCEPT? and fill in the circle next to each nominee you wish to withhold:


3.	PROPOSAL TO APPROVE THE SELECTION OF
       WithumSmith&Brown, P.C. AS THE COMPANY?S
       INDEPENDENT ACCOUNTANTS FOR THE
       YEAR ENDING DECEMBER 31, 2006.

4.	SHAREHOLDER PROPOSAL URGING THAT THE,
	QUARTERLY DIVIDEND TO SHAREHOLDERS
       BE SIGNIFICANTLY INCREASED.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON
SUCH OTHER BUSINESS AS MAY PROPERLY COME
BEFORE THE ANNUAL MEETING OF SHAREHOLDERS.

THIS PROXY REVOKES ALL PRIOR PROXIES.

Please check here if you plan to attend the meeting.    G
Signature of Shareholder _________________________  Date: ____________
Signature of Shareholder: _________________________ Date: ____________


Note:  Please sign exactly as your name or names appear on this Proxy.
When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.